SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D/A


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                          	SIPEX CORPORATION
                          -----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          -----------------------------
                         (Title of Class of Securities)

                                    829909100
                                    ---------
                                 (CUSIP Number)

                              Guy Lavergne, ESQ.
                              2051 Bordelais
                              St-Lazare
                              Quebec, Canada
                              J7T 3C6
                              (514)910-7631
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 19, 2006
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


- --------

1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ALONIM INVESTMENTS INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
               WC
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES


BENEFICIALLY                    16,296,200
 OWNED BY                   See Footnote (1)
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               16,296,200
                            See Footnote (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     16,296,200   See Footnote (1)
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              /X
                                 See Footnote (2)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     45.84 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
==============================================================================

(1) All 16,296,200 shares of outstanding common stock are held indirectly through wholly owned affiliate Rodfre Holding LLC further to its merger with Rodfre Lending LLC as of December 29, 2004.

(2) Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934. Robert G. Miller, Robmilco Holdings Inc., as well as Alonim Investments Inc. and their respective affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd.
and Rodney H. Miller.

(2.1) This proportion was calculated based upon a denominator of 35,550,378 outstanding shares.

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ROBMILCO HOLDINGS INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY         - 16,296,200 -  See Footnote (3)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                     - 16,296,200 -  See Footnote (3)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 16,296,200 - See Footnote (3)
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X
               See Footnote (4)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     45.84 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

3. These are the same shares as reported by Alonim Investments Inc.

4. Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934, Robert G. Miller, Robmilco Holdings Inc., as well as Alonim Investments Inc. and their respective affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd. and Rodney H. Miller.


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ROBERT G. MILLER
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------

     4         SOURCE OF FUNDS*
                     N/A
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 16,296,200 -
 OWNED BY
   EACH                         See Footnote (5)
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 16,296,200 -

                                See Footnote (5)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 16,296,200 -  See Footnote (5)
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X
               See Footnote (6)


- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    45.84 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================
5 - These are the same shares as reported by Alonim Investments Inc.


6 - Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934, Robert G. Miller, Robmilco Holdings Inc. ,as well as Alonim Investments Inc. and their respective affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd. and Rodney H. Miller.

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Rodney H. Miller
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /

                                                                         (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, AF

- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING

PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 350,000 See Footnote (7) -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -

               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 350,000 See Footnote (7) -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 250,000 -

- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              /X/

               See Footnote (8)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0,70 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
==============================================================================

7 - Rodney H. Miller and MJM Publicity Ltd., through holding companies, hold respectively 71.43% and 28.57% of the voting stock of the parent company of Joie Investment Holding LLC, which holds these 350,000 shares of the Issuer. They have joint disposition and voting power over these shares.

8 - Excludes shares beneficially owned by Alonim Investments Inc. and MJM Publicity Ltd. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, Rodney H. Miller does hereby disclaim beneficial/ownership of securities of the Issuer held respectively by Alonim Investments Inc. (including securities held through affiliates Rodfre Holding LLC and Rodfre - Lending LLC) and MJM Publicity Ltd.

==============================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 MJM Publicity LTD.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /
                                                                       (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 350,000 See Footnote (9) -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 350,000 See Footnote (9) -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     100,000
- ------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X

               See Footnote (10)

9 - Rodney H. Miller and MJM Publicity Ltd., through Joie Investment Holding LLC, hold respectively 2/3 and 1/3 voting power and dispositive power over these 300,000 shares of the Issuer.

10 - Excludes shares owned by Alonim Investments Inc. and Rodney H. Miller. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, MJM
Publicity Ltd. does hereby disclaim beneficial/ownership of securities of the Issuer held respectively by Rodney H. Miller, and Alonim
Investments Inc. (including securities held through affiliates
Rodfre Holding LLC and Rodfre - Lending LLC.)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.28 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================
Item 1.  Security and Issuer

         This Amendment no. 8 to the Reporting Persons' (as defined in Item 2)
Schedule 13D relates to the shares of common stock of Sipex Corporation, a Delaware corporation (the "Company"). The Company's registered office is located at 233 South Hillview Drive, Milpitas, CA 95035, Tel: 408 934-7500,
Fax: 408 935-7600


Item 2.  Identity and Background

         This Amendment is being filed by Alonim Investments Inc.

(acting on its own behalf and on behalf of its wholly owned affiliates Rodfre Investments Inc., Rodfre Lending LLC, and Rodfre Holding LLC), by Robmilco Holdings Ltd., by Robert G. Miller; and by MJM Publicity LTD. and Rodney H. Miller (the latter acting on their own behalf and on behalf of Joie Investment Holding LLC) (each, a "Reporting Person" and collectively, the "Reporting Persons").

         All information concerning the Reporting Persons remains as reported in the Schedule 13D/A filed by the Reporting Persons as of April 29, 2004.

         The purpose of this Amendment is (i) to update the information on record on the Reporting Persons Schedule 13D,and (ii) is to report the acquisition by Rodfre Holdings LLC, a wholly-owned affiliate of Alonim Investments Inc., one of the Reporting Persons of a 9% Secured Note of the Issuer with Convertible Interest. The principal amount of the Note is $7,000,000 U.S. currency. The Note is secured by a deed of trust (the "Deed of Trust") on Sipex headquarters property in Milpitas, California (the "Property"). The holder of the Note can require repayment of the Note in the event of a change of control of Sipex or the sale of the property subject to the Deed of Trust. Without the consent of the Note holder, Sipex may not sell the Property for less than the principal amount of the Note plus accrued interest. If the Note is not paid in full at the maturity date, the Note holder has an option to purchase the Property at then fair market value as determined by an appraisal. In addition, Sipex has the right to optionally prepay the Note in connection with the sale of the Property or otherwise.

The Note has customary events of default, including failure to pay, breach of covenants with a 15 day grace period, breach of representations and warranties, cross-defaults, judgments, and insolvency events. The Note also includes as an event of default the failure to receive court approval of the proposed settlement of Sipex shareholder class action lawsuit, entitled In re Sipex Corporation Securities Litigation, Master File
No. 05-CV-00392, pending in the United States District Court for the Northern District of California, San Francisco or if over 20% of the eligible class members opt out of the proposed settlement of such case. The Court preliminarily approved the settlement on January 18, 2006.

The issuance of the Note was not registered under the Securities Act of 1933 and may not be offered or sold in the United States in the absence of registration or an exemption from the registration requirements.

Interest on the Note accrues at 9% compounded quarterly and payable at maturity. Accrued interest on the Note is convertible into common stock of the Company at the election of the holder on January 19, 2007 and January 19, 2008. The interest may also be converted in the event of a change of control of the Company, the sale of the Property, or upon prepayment of the Note. The conversion price will be the volume weighted average price of the common stock for the 20 trading days prior to the date of conversion.


Item 3.  Source and Amount of Funds or Other Consideration

	Working capital and intercompany loan with wholly owned
	Affiliate.


Item 4.  Purpose of Transaction


	Remains as reported on Schedule 13D (as modified by Schedule 13D/A).


Item 5.  Interest in Securities of the Issuer

(a) As of January 25, 2006, Alonim Investments Inc. owned beneficially 16,296,200 shares of the common stock of the Issuer which constitutes approximately 45.84 % of the Common Stock outstanding, through its wholly owned affiliate
        Rodfre Holding LLC as reported hereinabove.

        As of January 25, 2006, Robert G. Miller had no direct beneficial ownership of the Common Stock outstanding. His only indirect beneficial ownership is as reported by Alonim Investments Inc.

        As of January 25, 2006, Robmilco Holdings Ltd. had no direct beneficial ownership of the Common Stock outstanding. Its only indirect beneficial ownership is as reported by Alonim
        Investments Inc.

        As of January 25, 2006, MJM Publicity Ltd. owned beneficially 100,000 shares, of the common stock of the Issuer (through a 28.57% interest in the parent company of Joie Investment Holding
        LLC), which constitutes approximately 0.28 % of the Common Stock of the Issuer outstanding.

        As of January 25, 2006, Rodney H. Miller owned beneficially
        250,000 shares, of the common stock of the Issuer (through a 71.43% interest in the parent company, Joie Investment Holding LLC), which constitutes approximately 0.70 % of the Common Stock of the Issuer outstanding.

(b)     Alonim Investments Inc. (through its wholly owned affiliate
        Rodfre Holding LLC) has the sole power to vote and to dispose of the 16,296,200 shares of common stock held in Rodfre Holding LLC's name LLC's name. Mr. Miller, the principal director and president of Alonim Investments Inc., may be deemed to share the power to vote or direct the voting of and to dispose or direct the voting of or disposition of the Common Stock of the Issuer owned by Alonim Investments Inc. as a result of his management position with Alonim Investments Inc.

(c) MJM Publicity Ltd. and Rodney H. Miller have the joint power to vote and to dispose of the 350,000 shares of the common stock of the Issuer held in the name of Joie Investment Holding
        LLC. Mrs. Margaret J. Miller, the sole director and president of MJM Publicity Ltd., may be deemed to share the power to vote or direct the voting of and to dispose or direct the voting of or disposition of the Common Stock of the Issuer owned by MJM Publicity Ltd. as a result of her management position with MJM Publicity Ltd.

        Over the course of the past 60 days, Rodney H. Miller, MJM Publicity Ltd. and Alonim Investment Inc. neither disposed of nor acquired any securities of the Issuer except for the 9% Secured Note with Convertible Interest acquired by Rodfre Holding LLC, as reported above.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the Shares owned by the Reporting Persons.

(e)     Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Remains as reported on Schedule 13D/A on April 29, 2004.


Item 7. Materials to be Filed as Exhibits

        N/A


Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2006                        Alonim Investments Inc.

                                                /s/ Guy Lavergne, Esq.
                                                --------------------------
                                                Guy Lavergne, Attorney






Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2006                        Robmilco Holdings Inc.



                                                /s/ Guy Lavergne, Esq.
                                                -------------------------
                                                Guy Lavergne, Attorney

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2006                        Robert G. Miller



                                                /s/ Guy Lavergne, Esq.


                                                ---------------------------
                                                Guy Lavergne, Attorney

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2006                         MJM Publicity Ltd.



                                                 /s/ Guy Lavergne, Esq.
                                                 ---------------------------
                                                 Guy Lavergne, Attorney

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2006                         Rodney H. Miller



                                                 /s/ Guy Lavergne, Esq.
                                                 ---------------------------
                                                 Guy Lavergne, Attorney

----------------------------------------------------------------------------